SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-14201

A.                                   Full title of the Plans and the address of the Plans, if different from that of the issuer named below:
Sempra Energy Savings Plan, San Diego Gas & Electric Company Savings Plan, Southern California Gas Company Retirement Savings Plan, Sempra Energy Trading Retirement Savings Plan, Twin Oaks Savings Plan and Mesquite Power LLC Savings Plan

B.                                     Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office:
Sempra Energy,
101 Ash Street, San Diego, CA 92101-3017

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Sempra Energy Trading Retirement Savings Plan
Twin Oaks Retirement Savings Plan
Mesquite Power LLC Savings Plan

SIGNATURES

EXHIBITS
23.1	Consent of Deloitte & Touche LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Sempra Energy Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sempra Energy Savings Plan

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2004

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SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

CASH AND CASH EQUIVALENTS	$14	$—

INVESTMENT:
At fair value:
Investment in Master Trust	108,863	90,069

RECEIVABLES:
Dividends	361	386
Employer contributions	879	687

Total receivables	1,240	1,073

ASSETS AVAILABLE FOR BENEFITS	$110,117	$91,142

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

ADDITIONS:
Net investment income (loss):
Plan interest in the Sempra Energy Savings Plan Master Trust investment income (loss)	$22,234	$(10,231)
Investment expenses	(27)	(33)

Net investment income (loss)	22,207	(10,264)

Contributions:
Employer	3,467	3,350
Participating employees	8,943	11,191

Total contributions	12,410	14,541

Transfers from plans of related entities	1,888	1,819

Net additions	36,505	6,096

DEDUCTIONS:
Distributions to participants or their beneficiaries	7,757	5,787
Transfers to plans of related entities	9,773	41,992

Total deductions	17,530	47,779

NET INCREASE (DECREASE)	18,975	(41,683)

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	91,142	132,825

ASSETS AVAILABLE FOR BENEFITS—End of year	$110,117	$91,142

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended to allow Employer contributions to be funded, in part, from the Sempra Energy Stock Ownership Plan and Trust, effective January 1, 2000.

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust – Balanced, from the date of the amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund, and effective January 1, 2004, that will be the investment vehicle for automatic deferrals.

Effective July 1, 2000, Sempra Energy Services Savings Plan assets held in the Sempra Energy Savings Master Trust (the “Master Trust”) at T. Rowe Price Trust Company (“T. Rowe Price”) merged with the Sempra Energy Savings Plan. All remaining assets of the Sempra Energy Services Savings Plan transferred into the Plan in April 2002.

On September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of its two California utility subsidiaries. The decision retains the separate identities of each utility and is not a merger. Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center.  The resulting transfer of employees took place on April 1, 2002. The Plan assets of the employees who returned a written request to have their assets transferred from the Plan were transferred to the plan of the receiving utility throughout the year following receipt of their request.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

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Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $12,000 and $11,000, in 2003 and 2002, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the years ended December 31, 2003 and 2002 were $2,193,555 and $2,663,439, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.000% and 0.814% of eligible compensation were made for 2003 and 2002, respectively. The incentive contributions were made on March 15, 2004 and March 14, 2003 to all employees employed on December 31, 2003 and 2002, respectively. For both years, the contributions were made in the form of newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2003 and 2002 were $879,260 and $686,912, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to, each investment fund less administrative expenses.  Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance.  Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment

5

Managers, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund.  Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement, or permanent disability, or to a named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $26,853 and $32,626 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 1,448,903 and 1,555,125 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $34,619,365 and $37,525,007, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $1,481,303 and $1,737,691, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

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4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For the years ended December 31, 2003 and 2002, interest rates on loans ranged from 5.00% to 10.5% and had maturity dates through January 2019.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 9% and 10%, respectively.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), and dividend and interest income of the Master Trust for the years ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

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The following presents investments that represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

Sempra Energy common stock	$43,554	$36,779
T. Rowe Price Equity Index Trust	23,077	18,491
T. Rowe Price Small-Cap Stock Fund	12,055	9,068
T. Rowe Price Personal Strategy Balanced Fund	7,498	—
T. Rowe Price Retirement Strategy Trust - Balanced	—	5,761
T. Rowe Price Stable Value Fund	—	5,333

The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Assets:
Sempra Energy common stock	$30,813	$24,923
Employer contribution receivable	879	687

Total non-participant directed assets	$31,692	$25,610

Changes in Assets:
Contributions	$3,078	$3,350
Net investment income	7,410	(1,229)
Distributions to participants or their beneficiaries	(2,313)	(1,619)
Transfers to plans of related entities	(2,093)	(10,301)

Total changes in assets	$6,082	$(9,799)

******

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SEMPRA ENERGY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity, Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value
*	Participant loans	Interest rates from 5.00%-10.5%; maturities from January 2004 through January 2019	**	$1,715,255

*   Indicates party-in-interest to the Plan

** Cost not applicable—participant directed investments

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San Diego Gas & Electric Company Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:               Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

San Diego Gas & Electric Company Savings Plan

We have audited the accompanying statements of assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2004

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

CASH AND CASH EQUIVALENTS	$55	$7

INVESTMENT:
At fair value:
Investment in Master Trust	452,981	338,826

RECEIVABLES:
Dividends	1,682	1,672
Employer contributions	2,472	1,778

Total receivables	4,154	3,450

ASSETS AVAILABLE FOR BENEFITS	$457,190	$342,283

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002
ADDITIONS:
Net investment income (loss):
Plan interest in the Sempra Energy Savings Plan Master Trust investment income (loss)	$97,459	$(21,826)
Investment expenses	(132)	(112)

Net investment income (loss)	97,327	(21,938)

Contributions:
Employer	12,518	7,115
Participating employees	27,926	22,634

Total contributions	40,444	29,749

Transfers from plans of related entities	10,559	42,097

Net additions	148,330	49,908

DEDUCTIONS:
Distributions to participants or their beneficiaries	30,766	25,600
Transfers to plans of related entities	2,657	942

Total deductions	33,423	26,542

NET INCREASE	114,907	23,366

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	342,283	318,917

ASSETS AVAILABLE FOR BENEFITS—End of year	$457,190	$342,283

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.             PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle for all participants was the T. Rowe Price Retirement Strategy Trust –Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust for non-represented participants was transferred to the T. Rowe Price Personal Strategy Balanced Fund, and effective January 1, 2004, that will be their investment vehicle for automatic deferrals. There were no changes for the represented participants.

On September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of the Company and an affiliated California utility. The decision retains the separate identities of each utility and is not a merger. Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center. The resulting transfer of employees took place on April 1, 2002. The Plan assets of the employees who returned a written request to have their assets transferred to the Plan from the Sempra Energy Savings Plan were transferred to the Plan throughout the year following receipt of their request.

On September 15, 2003, the Company, as part of the IRS Voluntary Compliance Program, made $3.5 million in contributions for certain participants to correct Plan defects that existed prior to June 26, 1998, the date of the business combination that created the Company’s current parent company. This included $2.4 million in corrective employee contributions and $1.1 million in corrective Company matching contributions.

The Plan was amended, effective October 1, 2003, to allow non-represented participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

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Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $12,000 and $11,000 in 2003 and 2002, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the years ended December 31, 2003 and 2002 were $6,500,766 and $5,337,170, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.000% and 0.814% of eligible compensation were made for 2003 and 2002, respectively. The incentive contributions were made on March 15, 2004 and March 14, 2003 to all employees employed on December 31, 2003 and 2002, respectively. For both years, the contributions were made in the form of newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2003 and 2002 were $2,471,669 and $1,777,760, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

5

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability, or to the named beneficiary(ies) in the event of death.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $132,210 and $112,151 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 7,791,076 and 7,721,523 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $186,518,179 and $184,512,545, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $6,840,260 and $6,295,043, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

6

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For the years ended December 31, 2003 and 2002, interest rates on loans ranged from 5.00% to 10.5% and had maturity dates through January 2019.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee.  Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 37% and 36%, respectively.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

7

The following investments represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

Sempra Energy common stock	$234,200	$182,614
T. Rowe Price Equity Index Trust	82,114	58,090
T. Rowe Price Small-Cap Stock Fund	48,162	33,346
Fidelity U.S. Bond Index Fund	—	17,219

The Plan and Master Trust invest in various securities as detailed above.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the Sempra Energy common stock for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Assets:
Sempra Energy common stock in the Master Trust	$129,981	$97,912
Employer contribution receivable	2,472	1,778

Total non-participant directed assets	$132,453	$99,690

Changes in Assets:
Contributions	$8,968	$7,115
Net investment income	31,706	1,762
Distributions to participants or their beneficiaries	(9,908)	(7,609)
Transfers from plans of related entities	1,997	10,371

Total changes in assets	$32,763	$11,639

******

8

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity, Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value

*	Participant loans	Interest rates from 5.00%-10.5%; maturities from January 2004 through January 2019	**	$8,080,016

*     Indicates party-in-interest to the Plan

**  Cost not applicable-participant directed investments

(2034792)

9

Southern California Gas Company Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:               Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Southern California Gas Company Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2004

1

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

CASH AND CASH EQUIVALENTS	$354	$96

INVESTMENT:
At fair value:
Investment in Master Trust	634,784	494,335

RECEIVABLES:
Dividends	2,747	2,803
Employer contributions	1,035	781

Total receivables	3,782	3,584

ASSETS AVAILABLE FOR BENEFITS	$638,920	$498,015

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

ADDITIONS:
Net investment income (loss):
Plan interest in the Sempra Energy Savings Plan Master Trust investment income (loss)	$134,577	$(21,885)
Investment expenses	(192)	(194)

Net investment income (loss)	134,385	(22,079)

Contributions:
Employer	9,142	8,285
Participating employees	28,250	25,396

Total contributions	37,392	33,681

Transfers from plans of related entities	1,035	753

Net additions	172,812	12,355

DEDUCTIONS:
Distributions to participants or their beneficiaries	30,855	19,835
Transfers to plans of related entities	1,052	1,010

Total deductions	31,907	20,845

NET INCREASE (DECREASE)	140,905	(8,490)

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	498,015	506,505

ASSETS AVAILABLE FOR BENEFITS—End of year	$638,920	$498,015

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the “Company” or “Employer”) with retirement benefits. Effective January 1, 2001, all employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust – Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund and effective January 1, 2004 that will be the investment vehicle for automatic deferrals.

On September 20, 2001, the California Public Utilities Commission approved Sempra Energy’s request to integrate the management teams of the Company and an affiliated California utility. The decision retains the separate identities of each utility and is not a merger. Instead, utility integration is a reorganization that consolidates senior management functions of the two utilities and returns to utilities the majority of shared support services previously provided by Sempra Energy’s centralized corporate center. The resulting transfer of employees took place on April 1, 2002. The Plan assets of the employees who returned a written request to have their assets transferred to the Plan from the Sempra Energy Savings Plan were transferred to the Plan throughout the year following receipt of their request.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of services with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount for the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, and investment management fees.

4

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions: Non-Represented and Represented Employees—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $12,000 and $11,000 in 2003 and 2002, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the years ended December 31, 2003 and 2002 were $8,073,986 and $7,505,545, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for non-represented employees. Incentive contributions of 1.000% and 0.814% of eligible compensation were made for 2003 and 2002, respectively. The incentive contributions were made on March 15, 2004 and March 14, 2003 to all employees employed on December 31, 2003 and 2002, respectively. For both years, the contributions were made in the form of newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2003 and 2002 were $1,034,588 and $780,750, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance.  Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Cash dividends are paid to former employees who elected to leave their accounts in the Plan.

5

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability, or to the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $192,490 and $193,657 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 12,940,668 and 13,050,054 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $310,027,017 and $316,024,126, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $11,141,645 and $10,548,064 respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                    TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a

6

maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For years ended December 31, 2003 and 2002, interest rates on loans ranged from 5.00% to 10.5% and had maturity dates through January 2019.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 52% and 53%, respectively.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

The following investments represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

Sempra Energy common stock	$388,996	$308,634
T. Rowe Price Equity Index Trust	91,165	66,238
T. Rowe Price Stable Value Fund	34,225	27,919

7

The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Assets:
Sempra Energy common stock in the Master Trust	$190,254	$145,160
Employer contribution receivable	1,035	781

Total non-participant directed assets	$191,289	$145,941

Changes in Assets:
Contributions	$9,082	$8,266
Net investment income	45,579	715
Distributions to employees, retirees, or their beneficiaries	(9,409)	(5,898)
Transfers from (to) plans of related entitiles	96	(71)

Total changes in assets	$45,348	$3,012

******

8

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity, Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value

*	Participant loans	Interest rates from 5.00%-10.5%; maturities from January 2004 through January 2019	**	$17,451,058

*              Indicates party-in-interest to the Plan

**       Cost not applicable—participant directed investments

9

Sempra Energy Trading Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sempra Energy Trading Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2004

1

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

INVESTMENT:
At fair value:
Investment in Master Trust	$20,721	$12,654

RECEIVABLES:
Dividends	65	48
Employer contributions	381	272
Participant contributions	38	—

Total receivables	484	320

ASSETS AVAILABLE FOR BENEFITS	$21,205	$12,974

See notes to financial statements.

2

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(DOLLARS IN THOUSANDS)

	2003	2002

ADDITIONS:
Net investment income (loss):
Plan interest in the Sempra Energy Savings Plan Master Trust investment income (loss)	$4,041	$(826)
Investment expenses	(5)	(4)

Net investment income (loss)	4,036	(830)

Contributions:
Employer	1,535	1,287
Participating employees	3,097	3,780

Total contributions	4,632	5,067

Transfers from plans of related entities	—	1

Total additions	8,668	4,238

DEDUCTIONS:
Distributions to participants or their beneficiaries	437	620

NET INCREASE	8,231	3,618

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	12,974	9,356

ASSETS AVAILABLE FOR BENEFITS—End of year	$21,205	$12,974

See notes to financial statements.

3

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust – Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund and effective January 1, 2004, that will be the investment vehicle for automatic deferrals.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $12,000 and $11,000 in 2003 and 2002, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

4

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan, each pay period, based on the participant’s contributions and years of service as follows:

Less than five years of service	1/3 of participant contributions up to 6% of eligible pay
Five to nine years of service	2/3 of participant contributions up to 6% of eligible pay
Ten years or more of service	100% of participant contributions up to 6% of eligible pay

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the years ended December 31, 2003 and 2002 were $1,167,147 and $1,014,679, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.000% and 0.814% of eligible compensation were made for 2003 and 2002, respectively. The incentive contributions were made on May 4, 2004 and March 14, 2003 to all employees employed on December 31, 2003 and 2002, respectively. For both years, the contributions were made in the form of newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2003 and 2002 were $367,621 and $272,019, respectively.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement date, or permanent disability, or to the named beneficiary(ies) in the event of death.

5

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $4,656 and $3,656 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 259,592 and 193,304 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $6,257,535 and $4,633,871, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $247,552 and $179,406, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For the years ended December 31, 2003 and 2002, interest rates on loans ranged from 5.00% to 10.5% and had maturity dates through December 2018.

6

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan’s interest in the net asses of the Master Trust was approximately 2% and 1%, respectively.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

The following investments represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

Sempra Energy Common Stock	$7,803	$4,572
T. Rowe Price Equity Index Trust	3,145	1,833
T. Rowe Price Small-Cap Stock Fund	2,293	1,341
T. Rowe Price Stable Value Fund	1,585	1,180
T. Rowe Price Personal Strategy Balanced Fund	1,231	—
Fidelity Select International Fund	1,218	636
T. Rowe Price Personal Strategy Growth Fund	1,196	—
T. Rowe Price Retirement Strategy Trust - Conservative Growth	—	744
T. Rowe Price Retirement Strategy Trust - Balanced Fund	—	740
Fidelity US Bond Index Fund	—	715

7

The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Assets:
Sempra Energy common stock in the Master Trust	$6,662	$3,875
Employer contribution receivable	381	272

Total non-participant directed assets	$7,043	$4,147

Changes in Assets:
Contributions	$1,535	$1,287
Net investment income	1,557	79
Distributions to participants or their beneficiaries	(196)	(162)
Transfers from plans of related entities	—	1

Total changes in assets	$2,896	$1,205

******

8

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value
*	Participant loans	Interest rates from 5.00%-10.5%; maturities from January 2004 through December 2018	**	$281,522

*   Indicates party-in-interest to the Plan

** Cost not applicable—participant directed investments

9

Twin Oaks Savings Plan

Financial Statements as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and the period from November 1, 2002 (Inception of Plan) through December 31, 2002 and Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

TWIN OAKS SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Assets Available for Benefits for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

NOTE:               Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Twin Oaks Savings Plan

We have audited the accompanying statements of assets available for benefits of Twin Oaks Savings Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in assets available for benefits for the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits of the Plan for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 18, 2004

1

TWIN OAKS SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	2003	2002

INVESTMENT:
At fair value:
Investment in Master Trust	$1,625,215	$583,769

OTHER ASSETS:
Dividends receivable	3,519	361
Employer’s contribution receivable	155,417	—

Total other assets	158,936	361

ASSETS AVAILABLE FOR BENEFITS	$1,784,151	$584,130

See notes to financial statements.

2

TWIN OAKS SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM

NOVEMBER 1, 2002 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 2002

	2003	2002

ADDITIONS:
Net investment income (loss):
Plan interest in the Sempra Energy Savings Plan
Master Trust investment income (loss)	$197,129	$(1,612)
Investment expenses	(300)	—

Net investment income (loss)	196,829	(1,612)

Contributions:
Employer	350,644	29,532
Participating employees	700,724	556,210

Total contributions	1,051,368	585,742

Total additions	1,248,197	584,130

DEDUCTIONS:
Distributions to employees, retirees or their beneficiaries	48,176	—

NET INCREASE	1,200,021	584,130

ASSETS AVAILABLE FOR BENEFITS—Beginning of period	584,130	—

ASSETS AVAILABLE FOR BENEFITS—End of period	$1,784,151	$584,130

See notes to financial statements.

3

TWIN OAKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD

YEAR ENDED DECEMBER 31, 2003 AND FROM
NOVEMBER 1, 2002 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 2002

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Twin Oaks Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Twin Oaks or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $12,000 and $11,000 in 2003 and 2002, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005, and $5,000, in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching

4

contributions for the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002 were $195,227 and $29,532, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of not less than 3% and not more than 6% of the participant’s eligible pay. For 2003 the incentive contribution was 5.82%, and there was no incentive contribution made for 2002. The 2003 contribution was made on April 23, 2004.  This contribution was made in the form of cash, which then was used to purchase newly issued shares of Sempra Energy common stock. Total discretionary incentive contribution for the year ended December 31, 2003 was $155,417. There was no discretionary incentive contribution for the period from November 1, 2002 (inception of Plan) through December 31, 2002.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, permanent disability or the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $300 and $0 for the periods ended December 31, 2003 and 2002, respectively.

5

At December 31, 2003 and 2002, the Plan held 14,412 and 2,336 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $385,075 and $54,074, respectively. During the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002, the Plan recorded dividend income of $9,084 and $0, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                    TAX STATUS

The Company is in the process of requesting from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002, interest rates on loans range from 5.00% to 9.5% and had maturity dates through January 2019.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds

6

based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan had less than 1% interest in the net assets of the Master Trust.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

The following investments represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

Sempra Energy Common Stock	$433	$55
T. Rowe Price Small-Cap Stock Fund	212	46
T. Rowe Price Stable Value Fund	203	142
T. Rowe Price Equity Index Trust	185	76
Fidelity U.S. Bond Index Fund	152	—
T. Rowe Price Personal Strategy Balanced Fund	150	—
Participant Loans	105	67
Summit Cash Reserve Fund	90	65
T. Rowe Price Retirement Strategy Trust - Balanced	—	89

The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

7

6.                    NON-PARTICIPANT DIRECTED INVESTMENTS

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002 are as follows:

	2003	2002

Assets:
Sempra Energy common stock in the Master Trust	$254,676	$30,568
Employer contribution receivable	155,417	—

Total non-participant directed assets	$410,093	$30,568

Changes in Assets:
Contributions	$350,644	$29,532
Net investment income	36,684	1,036
Distributions to employees, retirees or their beneficiaries	(7,803)	—

Total changes in assets	$379,525	$30,568

******

8

TWIN OAKS SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity, Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value

*	Participant loans	Interest rates from 5.00%- 9.5%; maturities from January 2004 through January 2019	**	$104,703

*     Indicates party-in-interest to the Plan

**  Cost not applicable—participant directed investments

9

Mesquite Power LLC Savings Plan

Financial Statements as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and the period from November 1, 2002 (Inception of Plan) through December 31, 2002 and Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Assets Available for Benefits for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

NOTE:               Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mesquite Power, LLC Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Mesquite Power LLC Savings Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in assets available for benefits for the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the Plan for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOTTE & TOUCHE LLP

San Diego, California

June 18, 2004

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

	2003	2002

INVESTMENT:
At fair value:
Investment in Master Trust	$174,287	$3,208

OTHER ASSETS:
Dividends receivable	260	—
Employer’s contribution receivable	46,262	—

Total other assets	46,522	—

ASSETS AVAILABLE FOR BENEFITS	$220,809	$3,208

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM

NOVEMBER 1, 2002 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 2002

	2003	2002

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$10,349	$—
Investment expenses	(150)	—

Net investment income	10,199	—

Contributions:
Employer	56,038	—
Participating employees	152,676	3,208

Total contributions	208,714	3,208

Total additions	218,913	3,208

DEDUCTIONS:
Distributions to employees, retirees or their beneficiaries	1,312	—

NET INCREASE	217,601	3,208

ASSETS AVAILABLE FOR BENEFITS—Beginning of period	3,208	—

ASSETS AVAILABLE FOR BENEFITS—End of period	$220,809	$3,208

See notes to financial statements.

MESQUITE POWER, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003 AND FROM

NOVEMBER 1, 2002 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 2002

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power LLC (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participant, including recordkeeping, trustee, loan, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis. The IRC limited total individual pre-tax contributions to $12,000 and $11,000 in 2003 and 2002, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $2,000 and $1,000 on a pre-tax basis in years 2003 and 2002, respectively (increasing to $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contribution for the year ended December 31, 2003 was $9,776. There was no Employer nonelective matching contribution for the period from November 1, 2002 (inception of Plan) through December 31, 2002.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of between 0% to not more than 3% of the participant’s eligible pay. For 2003 the incentive contribution was 2.92%, and there was no incentive contribution made for 2002. The 2003 contribution was made on April 23, 2004.  This contribution was made in the form of cash, which then was used to purchase newly issued shares of Sempra Energy common stock. Total discretionary incentive contribution for the year ended December 31, 2003 was $46,262. There was no discretionary incentive contribution for the period from November 1, 2002 (inception of Plan) through December 31, 2002.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plans.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability or the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $150 and $0 for the periods ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 1,160 and 0 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $32,654 and $0, respectively. During the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002, the Plan recorded dividend income of $365 and $0, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Payments are recorded when paid.

3.                    TAX STATUS

The Company is in the process of requesting from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. For the year ended December 31, 2003 and the period from November 1, 2002 (inception of Plan) through December 31, 2002, the loans had an interest rate of 5% and maturity dates through January 2019.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or transaction to individual funds. At December 31, 2003 and 2002, the Plan had less than 1% interest in the net assets of the Master Trust.

The assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Sempra Energy common stock	$675,022	$532,653
Common/collective trusts	287,518	253,055
Mutual funds	229,130	125,883
Participant loans	27,642	24,880

Assets available for benefits	$1,219,312	$936,471

Net appreciation (depreciation), dividend, and interest income for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Net appreciation (depreciation) of investments:
Sempra Energy common stock	$145,639	$(16,142)
Common/collective trusts	64,051	(50,847)
Mutual funds	21,848	(12,802)
Dividends	25,238	23,088
Interest	1,754	1,933

The following investments represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003	2002

T. Rowe Price Stable Value Fund	$78	$2
T. Rowe Price Small-Cap Stock Fund	42	1
Sempra Energy common stock	35	—

The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                NON-PARTICIPANT DIRECTED INVESTMENTS

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from November 1, 2002 (inception of Plan) through December 31, 2002 are as follows:

	2003	2002

Assets:
Sempra Energy common stock in the Master Trust	$10,377	$—
Employer contribution receivable	46,262	—

Total non-participant directed assets	$56,639	$—

Changes in Assets:
Contributions	$56,038	$—
Net investment income	601	—

Total changes in assets	$56,639	$—

******

MESQUITE POWER LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral	(d) Cost	(e) Current Value

*	Participant loans	Interest rate of 5.00%, maturities from January 2004 through January 2019	**	$7,171

*              Indicates party-in-interest to the Plan

** Cost not applicable—participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Sempra Energy Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

San Diego Gas & Electric Company Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Southern California Gas Company Retirement Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Sempra Energy Trading Retirement Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Twin Oaks Retirement Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

Mesquite Power LLC Savings Plan

Date:	June 28, 2004	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy